FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

  Major Event dated January 29, 2003, titled, “Santander Central Hispano recorded €2,247 MLN net Attributable Profit in 2002 (-9.6%).”

SANTANDER CENTRAL HISPANO RECORDED €2,247
MLN NET ATTRIBUTABLE PROFIT IN 2002 (-9.6%)

  Operating income - €5.57 billion - was the highest among Euro zone banks
  Solid results across the board: retail banking Europe net income rose 12.5% and Latin America recorded net attributable income of €1,383 million (-8.2%)
  BIS ratio of 12.64% places the Group among the best capitalized international banks, while unrealized capital gains stood at €2.6 billion
  Efficiency ratio improved 1.7 points to 52.3%
  Highly conservative provisioning policy: €4.3 billion set aside
  Dividend maintained at €0.2885/share, providing a yield of 4.4% at year-end
  Progress made in corporate governance and corporate social responsibility

Madrid, January 29, 2003 — Santander Central Hispano (SAN:MC, STD:N) recorded net attributable income of €2,247.2 million in 2002, down 9.6% on 2001 but in line with objectives set last June in a period marked by slower growth, market uncertainty and Latin American currency depreciation.

In this generally negative international context, which has translated into widespread profit declines among Euro zone banks, the Group’s priorities were recurring income business, conservative risk management and provisioning, cost control, and a strong balance sheet and capital base.

Earnings summary

The evolving situation in Argentina and currency depreciation in Latin America had a negative impact on net interest income, which was 8.8% lower at €9,358.7 million. However, excluding these factors, there was a 6.8% increase due to higher core business income from Europe and leading Latin American countries. In Spain, volume growth compensated for tighter customer margins.

A 7.2% decline in fee and commission income reflects the impact of lower revenues from Argentina, without which there would be a 1.7% rise (+8.3% if the exchange rate factor is eliminated). Mutual and pension funds stand out with a 1% rise in this category, despite a negative market environment, as well as portfolio management (+7.2%) and insurance (+41%).

The largest increase came from retail banking in Europe. Measures taken over the past few months resulted in strong commission growth from Santander Central Hispano retail banking, which rose 5.9%, Portugal which rose 12.5% and Consumer Finance, which was up 52.5%.

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/2040/1370, Fax: 3491.5226670/5581453

Market volatility was responsible for a 48% fall in net trading gains, reflecting in a decline in portfolio valuations. As a result, net operating revenue came to €14,004.2 million, down 10.0% on 2001, but 4.3% higher if Argentina and the exchange rate effect are excluded. Of this, 89% came from retail banking in Spain and abroad.

Cost control efforts were rewarded in a 12.8% drop in general administrative expenses which, added to revenue generation programmes under way in the Group, led to a 1.7 point improvement in efficiency ratio to 52.3%. The Group continues to count on additional cost reduction potential and has developed a number of measures that will be rolled out over the coming year and which will ensure sustained efficiency gains in the future.

Operating income came to €5,565.8 million, a fall of 6.4%, but up 1.5% if Argentina is excluded. This latter figure is built on a 15.6% rise in retail banking Europe, and on recurring business in general. Excluding Argentina and based on constant exchange rates, operating income rose 11.7%.

The Group dedicated special attention to balance sheet improvement. Total loan loss provisions came to €1,648.2 million, a rise of 3.9% over 2001 while goodwill amortization came to €1,358.6 million, of which €703 million was accelerated amortization for Banespa and Colombia. Goodwill outstanding for Banespa has been reduced to €1.77 billion from the initial €3.8 billion at the time of its acquisition.

Net attributable income came to €2,247 million, a decline of 9.6%, or one of 7.6% if Argentina is excluded. Retail banking activities contributed 84% to this result, (49% retail banking Europe and 35% retail banking Latin America), asset management and private banking 10%, global wholesale banking 5% and industrial holdings, excluding capital gains, 1%.

Retail banking Europe recorded the best performance, with improved recurring income (mainly in commissions) and cost control translating into a 15.6% rise in operating income to €2,810.2 million. Net attributable income was 12.5% higher at €1,565.7 million.

In Spain, both the Santander Central Hispano and Banesto networks succeeded in maintaining growth in business volumes and in profit. Despite a weak economic environment, the Group achieved net attributable income in Portugal of €223.1 million. Consumer finance recorded sizeable increases in all margins and a net attributable income of €209.1 million.

Results in Latin America were affected by heavy currency depreciation and market volatility. The Group accordingly focused on recurring business, restructuring its presence in less profitable markets and expanding in profitable ones. Despite the negative factors, net attributable income came to €1,382.7 million, with especially strong performance from Brazil, Mexico and Chile.

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/2040/1370, Fax: 3491.5226670/5581453

As previously announced, the Group has provisioned its entire investment in Argentina (including goodwill), as well as cross-border intra-group risk and provisionable cross-border risk with third parties, as required by the regulatory authorities. Argentina results have been neutralized in consolidation, and therefore make a zero contribution to Group results.

Group objectives for Brazil, set at the time of the Banespa purchase, have been surpassed. Despite a volatile environment, which was met by tight risk control, net attributable income rose 20.5% to €801.9 million, thanks to positive trends in recurring business (+41.6% if the exchange rate impact is excluded).

Excellent results were achieved also in Mexico, where net attributable income rose 16.4% to €681.4 million. Further major business opportunities will open up as a result of the integration of Banco Mexicano and Banca Serfin under the new brand Santander Serfin, and of the agreement to sell 24.9% of the group to Bank of America. In Chile, net attributable income of Banco Santander Chile, the leading group in the country following the merger with Banco Santiago, came to €228 million.

Balance sheet strength and quality

Two factors negatively affected Group funds, both on and off balance sheet: depreciation of Latin American currencies and the US dollar against the euro, and the impact of Argentina. This acted as a counterweight to the favourable trends in retail banking Europe.

Loan volume declined 6.3% to €167,911 million (+3.2% excluding Argentina and exchange rate factors). In Spain there was a 15.2% rise in loans to the public sector and one of 4.9% to other resident sectors. In this category, mortgage loans rose 12.9% (+16% eliminating the securitization effect).

Total customer funds declined 8.0% to €304,893 million (+3.7% if Argentina and the exchange rate effect are excluded). There was a notable rise (6.1%) in deposits in Spain, with increases also in current, savings and especially term accounts (+11.3%) following the success of innovative new products launched during the year. Market share improved as a result by 1.7 percentage points in term deposits and 0.5 points in all deposits.

Mutual funds also showed a positive trend, with 6.6% volume growth in the domestic market over the 12 months, consolidating the Group’s leading market share of 28%. In Spain, personal pension funds rose 7.3%, maintaining first place in the rankings with a market share of above 19%.

Santander Central Hispano intensified its traditionally prudent risk policies, in line with a strategy of coordinating locally-managed entities. These policies enable a Group of its size to maintain local risks rather than global ones. Total credit risk is at the same time well diversified, with 81% in OECD countries and only 5% in non-investment grade countries.

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/2040/1370, Fax: 3491.5226670/5581453

As a result, NPL ratios and provision cover were maintained at levels of the previous year (1.89% and 139.9%, respectively). Excluding Argentina, NPL ratio stood at 1.68% (0.92% in Spain and 3.07% in Latin America) while cover rate was 152% (191% in Spain and 140% in Latin America).

Solvency ratios improve

Eligible capital under BIS criteria came to €23,417 million at the end of 2002, giving a BIS ratio of 12.64%, one of the highest among the leading Euro zone banks, while Tier I capital came to 8.01% and core capital ratio to 5.1%. Under Bank of Spain criteria, the solvency ratio was 10.95%.

The Group carried out several operations with a positive impact on capital ratios, which allowed it to absorb the impact of the depreciation of Latin American currencies and the US dollar on Group reserves.

Dividends

Two interim dividend payments for 2002 were made on August 1 and November 1 of €0.0775 and €0.0751 respectively. A third interim payment of €0.0751 is expected to be made on February 1 and, following approval by Shareholders, a final payment will be made. The Group expects to distribute a total 2002 dividend of €0.2885 per share, giving a yield of 4.4%.

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/2040/1370, Fax: 3491.5226670/5581453

Consolidated income statement NET INTEREST REVENUE
	2002 mln euros	2001 mln euros	02/01%
	9,358.7	10,256.8	(8.76)
Net fees and commissions	4,289.3	4,621.7	(7.19)
BASIC REVENUE	13,647.9	14,878.5	(8.27)
Trading gains	356.3	685.1	(48.00)
Net operating revenues	14,004.2	15,563.6	(10.02)
Personnel and general expenses	(7,322.1)	(8,401.0)	(12.84)
a) Personnel	(4,521.7)	(5,258.3)	(14.01)
b) General expenses	(2,800.3)	(3,142.7)	(10.89)
Depreciation and other results	(1,116.3)	(1,218.2)	(8.36)
NET OPERATING INCOME	5,565.8	5,944.5	(6.37)
Income from equity accounted holdings	279.9	521.9	(46.37)
Earnings from Group transactions	1,008.9	1,169.4	(13.73)
Net provisions for loan losses	(1,648.2)	(1,586.0)	3.92
Goodwill amortization	(1,358.6)	(1,873.0)	(27.46)
Other income	(339.1)	60.5	--
Income before taxes	3,508.7	4,237.3	17.19
Corporate Tax	(723.1)	(910.4)	(20.57)
Net consolidated income	2,785.6	3.326.9	(16.27)
Minority interests	137.8	340.3	(59.51)
Dividend - preferred shareholders	400.7	500.3	(19.91)
NET ATTRIBUTABLE INCOME	2,247.2	2,486.3	(9.62)

Data excluding Argentina

Net interest income	9,307.9	9,551.3	(2.55)
Net fees, commissions	4,138.1	4,068.1	1.72
Basic revenue	13,446.1	13,619.4	(1.27)
Income from Group transactions	338.6	789.0	(57.09)
Net operating revenues	13,784.7	14,408.4	(4.33)
General administrative expenses	(7,141.5)	(7,819.8)	(8.67)
Net operating income	5,567.3	5,485.0	1.50
Net writedowns*	(2,356.5)	(1,909.2)	23.43
Net attributable income	2,247.2	2,432.4	(7.62)

Net operating income excl. dividends and trading gains	4,756.2	4,162.0	14.28

* Includes earnings from Group transactions, loan loss provisions, goodwill amortization and other income

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/2040/1370, Fax: 3491.5226670/5581453

Customer funds
	2002 mln euros	2001 mln euros	02/01%
Public sector	12,126.1	14,466.9	(16.18)
Private sector	78,432.1	71,891.3	9.10
Demand deposits	21,743.6	21,252.2	2.31
Savings accounts	16,057.7	15,472.4	3.78
Time deposits	21,326.5	19,155.9	11.33
REPOS	19,194.7	15,928.3	20.51
Other accounts	109.7	82.6	32.82
Non-resident sector	75,723.0	90,923.7	(16.72)
Deposits	67,394.8	80,656.0	(16.44)
REPOS	8,328.2	10.267.7	(18.89)
Total customer deposits	166,281.2	177,281.9	(6.21)
Debt securities	30,465.2	40,376.0	(24.55)
Subordinated debt	12,450.2	12,996.0	(4.20)
Total customer funds on-balance sheet	209,196.6	230,653.8	(9.30)
Total managed funds (off-balance sheet)	90,793.7	91,716.2	(1.01)
Mutual funds	68,017.1	68,227.0	(0.31)
Spain	52,729.7	49,487.6	6.55
Abroad	15,287.4	18,739.5	(18.42)
Pension funds	15,091.7	15,619.6	(3.38)
Spain	5,839.5	5,443.8	7.27
Individuals	5,073.4	4,698.0	7.99
Abroad	9,252.2	10,175.8	(9.08)
Managed portfolios	7,684.9	7,869.6	(2.35)
Spain	2,199.1	2,432.0	(9.58)
Abroad	5,485.8	5,437.6	0.89
Total customer funds — excl. Argentina	299,990.2	322,370.0	(6.94)
Total customer funds - Argentina	4,902.7	9,008.9	(45.58)
Total customer funds on-balance sheet	304,893.0	331,378.9	(7.99)

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/2040/1370, Fax: 3491.5226670/5581453

Loans
	31.12.2002 mln euros	31.12.2001 mln euros	02/01%
Public sector	4,897.1	4,249.7	15.24
Private sector	88,876.1	84,721.7	4.90
Secured loans	37,273.8	33,028.3	12.85
Other loans	51,602.4	51,693.4	(0.18)
Non-resident sector	71,826.4	85,799.7	(16.29)
Secured loans	19,493.7	23,308.7	(16.37)
Other loans	52,332.7	62,491.0	(16.26)
Gross loans (ex-Argentina)	165,599.7	174,771.1	(5.25)
Less: net allowance for loan losses (ex-Argentina)	4,716.4	5,068.7	(6.95)
Net loans — ex-Argentina	160,883.2	169,702.4	(5.20)
Net loans - Argentina	2,089.7	4,119.7	(49.27)
Net loans - total	162,973.0	173,822.0	(6.24)
Note: doubtful loans	3,699.7	3,894.5	(5.00)
Public sector	3.6	4.5	(20.01)
Private sector	1,000.3	931.0	7.44
Non-residents	2,695.9	2,959.0	(8.89)

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/2040/1370, Fax: 3491.5226670/5581453

Shareholders' equity
and capital ratios*
	31.12.2002 mln euros	31.12.2001 mln euros	02/01%

Subscribed capital stock	2,384.2	2,329.7	2.34
Paid-in surplus	8,979.7	8,651.0	3.80
Reserves (including net reserves in consolidated companies)	5,373,5	7,012.3	23.37
Total primary capital	16,737.4	17,933.0	(6.98)
Net attributable income	2,247.2	2,486.3	(9.62)
Treasury stock	(14,7)	(21.4)	(31.02)
Distributed interim dividend	(727.8)	(685.4)	6.19
Shareholders' equity at period end	18,242.1	19,772.5	(7.74)
Interim dividend pending distribution	(358.2)	(350.0)	2.34
Final dividend	(289.6)	(294.0)	(1.51)
Allocation of period end results	17,594.2	19,128.4	(8.02)
Preferred shares	5,436.8	5,979.0	(9.07)
Minority interests	1,138.4	1,394.9	(18.39)
Shareholders' equity & minority interests	24,169.4	26,502.4	(8.80)
Basic Capital (Tier I)	14,834.2	16,357.9	(9.31)
Supplementary Capital	8,583.2	8,239.1	4.18
Eligible capital	23,417.4	24,597.0	(4.80)
Risk-weighted assets (BIS criteria)	185,290.0	204,310.5	(9.31)
BIS ratio* (1)	12.64	12.04
Tier I (1)	8.01	8.01
Excess (amount)	8,594.2	8,252.2	(4.14)

* The impact of amortization in 2002 of preferred stock is reflected in 2001 end year accounts.

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/2040/1370, Fax: 3491.5226670/5581453

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2003	Banco Santander Central Hispano, S.A. By: /s/ José Antonio Alvarez Name: José Antonio Alvarez Title: Executive Vice President